UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

Amendment No. 1

to

ANNUAL REPORT

of

JAPAN FINANCE CORPORATION

(Name of registrant)

Date of end of last fiscal year: March 31, 2009†

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to Which Registration is Effective	Names of Exchanges on Which Registered
N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:

TORU ODAKA

Chief Representative

Representative Office in New York

Japan Bank for International Cooperation

Japan Finance Corporation

712 Fifth Avenue 26th Floor

New York, NY 10019 U.S.A.

Copies to:

Garth W. Bray

Sullivan & Cromwell LLP

Otemachi First Square

5-1, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

†	The registrant was established on October 1, 2008. Its first fiscal period was the six-month period ended March 31, 2009.
*	The registrant is filing this annual report on a voluntary basis.

The Annual Report on Form 18-K of Japan Finance Corporation (the “Registrant”), filed on June 17, 2009, as amended by this Amendment No. 1, is intended to be incorporated by reference into Registration Statement No. 333-157296 of the Registrant and Japan filed on February 13, 2009.

The information set forth below is to be furnished:

1.	In respect of each issue of securities of the registrant registered, a brief statement as to:

	(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

Not applicable.*

	(b)	The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

Not applicable.*

	(c)	The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

Not applicable.*

2.	A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:

	(a)	Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency, it should not be included under this paragraph (a), but under paragraph (b) of this item.)

Reference is made to pages 34, 35, 36 and 37 of Exhibit 2 hereto.

	(b)	External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

Reference is made to pages 34, 35 and 36 of Exhibit 2 hereto.

3.	A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

Reference is made to pages 34 and 35 of Exhibit 2 hereto.

4.	(a)	As to each issue of securities of the registrant which is registered, there should be furnished a breakdown of the total amount outstanding, as shown in Item 3, into the following:

(1) Total amount held by or for the account of the registrant.

Not applicable.*

(2) Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

Not applicable.*

(3) Total amount otherwise outstanding.

Not applicable.*

	(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities.

Not applicable.*

*	No securities of the registrant are registered under the Securities Exchange Act of 1934, as amended.

5.	A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

	(a)	Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant.)

None.

	(b)	External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable.)

None.

6.	Statement of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

Reference is made to page 3 of Exhibit 2 hereto and page 3 of Exhibit 4 hereto.

7.	(a)	If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe such foreign exchange control.

None.

	(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

Not applicable.

This annual report comprises:

	(a)	The cover page and pages numbered 2 to 5 consecutively.

	(b)	The following exhibits:

		(1)	Description of Japan Finance Corporation dated October 2, 2009.

		(2)	Audited financial statements of Japan Finance Corporation for the six months ended March 31, 2009.

		(3)	Consent of Ernst & Young ShinNihon LLC.

		(4)	Unaudited financial statements of Japan Bank for International Cooperation (the international arm of Japan Finance Corporation) for the six months ended March 31, 2009.

		(5)	Unaudited Summary Financial Information of the Predecessors of Japan Finance Corporation.

		(6)	Excerpt of General Rules of the National Budget, which relates to the registrant for the fiscal year ending March 31, 2010 (in Japanese only).**

		(7)	Japan Finance Corporation Law (Law No. 57 of 2007), as amended (English translation).

		(8)	Certificate of Nagashima Ohno & Tsunematsu.

This Annual Report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions Thereof.

**	Filed under cover of Form SE on October 2, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at New York, New York on the 2nd day of October, 2009.

JAPAN FINANCE CORPORATION

By:	/s/ Toru Odaka
TORU ODAKA
Chief Representative
Representative Office in New York
Japan Bank for International Cooperation
Japan Finance Corporation

EXHIBIT INDEX

Exhibit Number	Description
1.	Description of Japan Finance Corporation dated October 2, 2009.

2.	Audited financial statements of Japan Finance Corporation for the six months ended March 31, 2009.

3.	Consent of Ernst & Young ShinNihon LLC.

4.	Unaudited financial statements of Japan Bank for International Cooperation (the international arm of Japan Finance Corporation) for the six months ended March 31, 2009.

5.	Unaudited Summary Financial Information of the Predecessors of Japan Finance Corporation.

6.	Excerpt of General Rules of the National Budget, which relates to the registrant for the fiscal year ending March 31, 2010 (in Japanese only).*

7.	Japan Finance Corporation Law (Law No. 57 of 2007), as amended (English translation).

8.	Certificate of Nagashima Ohno & Tsunematsu.

*	Filed under cover of Form SE on October 2, 2009.

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